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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Telik, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

87959M 10 9

(Cusip Number)

November 12, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐  Rule 13d-1 (b)

        ☐  Rule 13d-1 (c)

        ☒  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 87959M 10 9			Page 2 of 4 pages

1.	Name of Reporting Person: Sanwa Kagaku Kenkyusho Co., Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,445,301

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,445,301

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,445,301

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 3.3%(1)

12.	Type of Reporting Person: CO

CUSIP No. 87959M 10 9	Page 3 of 4 pages

Item 1(a)	Name of Issuer:

Telik, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3165 Porter Drive

Palo Alto, California 94304

Item 2(a)	Name of Person Filing:

Sanwa Kagaku Kenkyusho Co., Ltd.

Item 2(b)	Address of Principal Business Offices or, if none, Residence:

35 Higashisotobori-Cho

Higashi-Ku, Nagoya 461-8631

Japan

Item 2(c)	Citizenship

A Japanese corporation

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number:

87959M 10 9

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:	1,445,301 shares

(b)	Percent of Class: %	3.3% (1)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

1,445,301 shares

(ii)	shared power to vote or to direct the vote:

0 shares

(iii)	sole power to dispose or to direct the disposition of:

1,445,301 shares

(iv)	shared power to dispose or to direct the disposition of:

0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

CUSIP No. 87959M 10 9	Page 4 of 4 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2004

Date:

/s/ Kazuo Yamamoto

Signature

Kazuo Yamamoto, President

Name/Title

(1) Percentage calculated based on 43,561,428 shares of Telik, Inc. common stock outstanding based on (a) 35,936,428 shares of Telik, Inc. common stock outstanding as of September 30, 2003 as reported in the Rule 424(b)(5) Prospectus (the “Prospectus”) filed by Telik, Inc. with the Securities and Exchange Commission on November 6, 2003, (b) the issuance of 6,500,000 shares of common stock by Telik, Inc. in a public offering as described in the Prospectus and (c) the issuance of 1,125,000 shares of common stock by Telik, Inc. in connection with the underwriters’ over-allotment option pursuant to the public offering described in the Prospectus.